Exhibit 99.1

ENVOY COMMUNICATIONS GROUP INC.

NOTICE OF INTENTION
TO MAKE AN ISSUER BID

1.	Name of Issuer: Envoy Communications Group Inc. (“Envoy”)

2.	Securities Sought:
          Envoy may purchase from time to time if it is considered advisable, up to 1,001,818 of its issued common shares (the “Shares”) (being up to 10% of the public float as at February 5, 2007) as hereinafter provided (the “Share Purchase Program”).

3.	Time Period:
          The Share Purchase Program will commence on February 7, 2007 and will terminate on February 6, 2008.

4.	Method of Acquisition:
          The Shares will be acquired through purchases on the open market through the facilities of Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”).

5.	Consideration Offered:
          The price which Envoy will pay for any Shares acquired by Envoy through the facilities of the TSX and the Nasdaq will be the prevailing market price of the Shares at the time of acquisition. Purchase and payment for any Shares purchased by Envoy through the facilities of the TSX and the Nasdaq will be made by Envoy in accordance with the rules and regulations of the TSX and the Nasdaq and applicable securities laws.
          Envoy and any vendor of Shares will be required to pay commission to their respective brokers with respect to the purchase and sale of Shares through the TSX and the Nasdaq at such rates as are from time to time in effect.
          This Notice of Intention should not be regarded as a solicitation or recommendation to shareholders to sell or retain any Shares nor should it be regarded as an undertaking to buy any Shares at any particular price.

6.	Payment for Securities:
          Payment for any Shares purchased will be made in accordance with customary clearing and settlement procedures of the TSX and the Nasdaq, as applicable.

7.	Reasons for Bid:
          The Board of Directors of Envoy believes that the proposed purchase of up to 1,001,818 Shares is in the best interests of Envoy from time to time and that such purchases constitute a desirable use of Envoy’s funds.

8.	Acceptance of Bid:
          None of the directors or senior officers of Envoy and, to the best of the knowledge, information and belief of Envoy (after reasonable inquiry), any associate of a director or senior officer of Envoy, any person or company holding 10% or more of the Shares of Envoy or any person or company acting jointly or in concert with Envoy, intends to sell Shares or any other class of shares to Envoy under the Share Purchase Program. It is possible, however, that sales by such persons may occur as personal circumstances or decisions unrelated to the existence of the Share Purchase Program determine.
          Envoy does not have any contract, arrangement or understanding, formal or informal, with any holder of Shares with respect to its proposed purchase of Shares under the Share Purchase Program.

9.	Benefits from Bid:

Not applicable.

10.	Material Changes in the Affairs of Issuer:

Not applicable.

11.	Signature:

By: (signed) Joe Leeder
	Name:	Joe Leeder
	Title:	Chief Financial Officer

12.	Date of Notice:

February 5, 2007